UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

(Amendment No. 1)

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ______________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dragonfly Energy Holdings Corp.
Full Name of Registrant

N/A
Former Name if Applicable

1190 Trademark Drive, # 108
Address of Principal Executive Office (Street and Number)

Reno, Nevada 89521
City, State and Zip Code

EXPLANATORY NOTE

This Amendment No. 1 to Form 12b-25 amends the Form 12b-25 originally filed by the Company on March 31, 2023 (the “Original Form 12b-25”) and is filed to correct the Company’s response to Part III, and the Original Form 12b-25 as so amended is restated in its entirety.

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company has determined that it is unable to file the Form 10-K for the year ended December 31, 2022 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense because it requires additional time to complete its financial statement preparation and review process. The Company’s independent registered public accounting firm is in the process of finalizing the audit of the Company’s financial statements for the year ended December 31, 2022, and requires additional time to complete its audit of such financial statements for purposes of inclusion in the Form 10-K. Among other things, the Company is continuing to assess the accounting treatment related to the business combination completed during the fourth quarter. Although the assessment is not yet complete, the Company expects to report material weaknesses in its internal controls over financial reporting and its disclosure controls and procedures.

The Company intends to file the Form 10-K within the fifteen-day grace period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Denis Phares	(775)	622-3448
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ NO ☐

The Company expects that the results of operations to be included in the Annual Report on Form 10-K will reflect the changes in results of operations from the prior year consistent with the comparative results of operations disclosed in the Company’s press release announcing preliminary unaudited financial results for the fiscal year ended December 31, 2022 included in its Current Report on Form 8-K furnished with the Securities and Exchange Commission on March 29, 2023.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Dragonfly Energy Holdings Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 3, 2023	By:	/s/ Denis Phares
		Name:	Denis Phares
		Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).